SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEVANT FACT
COMPANHIA SIDERÚRGICA NACIONAL
Rua São José n° 20, Grupo 1602, parte
Rio de Janeiro/RJ
CNPJ n° 33.042.730/0001-04

COMPANHIA SIDERÚRGICA NACIONAL (“CSN”) hereby communicates that it has executed on June 17, 2004 together with ThyssenKrupp Stahl AG (“TKS”) the contracts that shall govern the transactions aiming at the sales/purchase, via auctioning method, of their relevant shares in the equity capital of GalvaSud S.A. (“Procedure”).

According to the Procedure, each of the parties would place a purchase offer to the other party, and the party which presents the highest offer, which shan’t subject to a valid counter-offer, would then acquire the right to purchase the shares of GalvaSud S.A. capital stock that is owned by the other party for the amount of said offer.

The Procedure was carried out on the same date above mentioned in the city of New York, United States of America, and CSN, which has presented the highest offer, was declared winner, acquiring the right to purchase the totality of the shares owned by TKS of GalvaSud S.A. capital stock, amounting to a total of R$89,321,350.00 for the 49% participation owned by TKS. The closing of the aforementioned transaction is subject to certain conditions which shall be met within the maximum period of 3 business days as from today.

Rio de Janeiro, June 18, 2004.

Companhia Siderúrgica Nacional
Lauro Henrique Campos Rezende
Executivo Manager for Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2004

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.